The BlackRock Liquidity Funds 10/30/2013 Security Count (Accession number 0001050269-14-000004) was erroneously filed using the CIK number for the BlackRock Funds on January 27, 2014 and has been resubmitted using the correct CIK number (Accession number 0001050269-14-000012) on April 10, 2014.